BARREL HARBOR BREWING COMPANY, LLC

Unaudited Financial Statements For The Years Ended December 31, 2016, and 2015

November 8, 2017



Independent Accountant's Review Report

To Management
Barrel Harbor Brewing Company, LLC
Vista, CA

We have reviewed the accompanying balance sheet of Barrel Harbor Brewing Company, LLC as of December 31, 2016, and 2015, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
November 8, 2017

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

BARREL HARBOR BREWING COMPANY LLC
BALANCE SHEET
DECEMBER 31, 2016 AND 2015
_____

	2016	2015
ASSETS		
CURRENT ASSETS		
Cash	$ 9,782	$ 135,717
Accounts Receivable	18,161	11,786
Inventory	93,991	45,777
TOTAL CURRENT ASSETS	121,934	193,280
NON-CURRENT ASSETS		
Fixed Assets, Net	207,557	263,860
Security Deposits	5,506	5,000
TOTAL NON-CURRENT ASSETS	213,063	268,860
TOTAL ASSETS	334,998	462,140
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	$ 27,753	$ 12,291
Payroll Taxes Payable	3,167	2,803
Current Portion of SBA Note	27,807	26,192
TOTAL CURRENT LIABILITIES	58,728	41,286
NON-CURRENT LIABILITIES		
SBA Note	99,957	108,848
TOTAL LIABILITIES	158,685	150,134
MEMBERS' EQUITY		
Contributed Capital	346,586	404,403
Retained Earnings (Deficit)	(170,274)	(92,398)
TOTAL MEMBERS' EQUITY	176,312	312,005
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 334,998	$ 462,140

BARREL HARBOR BREWING COMPANY LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
_____

	2016	2015
Operating Income		
Sales	$ 302,460	$ 336,052
Cost of Goods Sold	101,934	147,079
Gross Income	200,526	188,972
Operating Expense		
General and Administrative	77,976	103,445
Payroll	57,063	31,298
Depreciation	52,028	50,554
Rent	33,649	45,994
Selling and Marketing	10,229	3,398
	230,945	234,688
Net Income from Operations	(30,419)	(45,716)
Other Income (Expense)		
Interest Income	27	6
Interest Expense	(27,845)	(19,881)
Excise Tax Expense	(19,638)	(7,667)
Net Income	$ (77,875)	$ (73,259)

BARREL HARBOR BREWING COMPANY LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
_____

	2016	2015
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (77,875)	$ (73,259)
Change in Accounts Receivable	(6,375)	(3,715)
Change in Inventory	(48,214)	(6,430)
Change in Accounts Payable	15,462	10,361
Change in Taxes Payable	364	1,459
Depreciation	52,028	50,554
Net Cash Flows From Operating Activities	(64,610)	(21,030)
Cash Flows From Investing Activities		
Change in Fixed Assets	4,274	(14,690)
Change in Security Deposits	(506)	
Net Cash Flows From Investing Activities	3,768	(14,690)
Cash Flows From Financing Activities		
Change in Contributed Capital	(57,817)	118,050
Change in SBA Note	(7,276)	(15,225)
Net Cash Flows From Investing Activities	(65,093)	102,825
Cash at Beginning of Period	135,717	68,612
Net Increase (Decrease) In Cash	(125,935)	67,104
Cash at End of Period	$ 9,782	$ 135,717

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Barrel Harbor Brewing Company, LLC ("the Company") is a limited liability company organized under the laws of the State of California. The Company operates a craft brewery, and taproom from which its beers and ancillary merchandise are sold.

The Company will conduct an equity crowdfund offering during the third and fourth quarter of calendar year 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Inventory

Inventory consists of raw materials, work in progress, unused packaging, and finished product in both packages (bottles) and kegs. Inventory also includes ancillary items purchased by the Company for resale to customers at its tap rooms, such as branded merchandise, glassware, etc. Management's experience suggests that losses due to spoilage or obsolescence are likely to be rare, thus no amount has been recognized as an allowance for worthless inventory.

Fixed Assets

The Company's fixed assets consist of brewing and packaging machinery, office equipment, and leasehold improvements. The Company capitalizes assets with a useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life. Generally, useful life estimates correspond with those specified for federal income tax purposes under the IRS Modified Adjusted Cost Recovery System.

Revenue

The Company recognizes revenue when persuasive evidence of a sales arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable, and collectability is reasonably assured.

The Company operates in a heavily regulated industry. Management's experience suggests that losses on account are likely to be rare, thus no amount has been recognized to account for doubtful accounts.

Advertising

The Company recognizes selling and marketing (advertising) expenses in the period incurred.

Rent

The Company holds operating leases on two locations- a manufacturing facility and tasting room, and a second tasting room that is not combined with manufacturing. Future minimum payments due under the leases are as follows:

	Brewery/Tasting Room	Standalone Tasting Room
2017	$35,362	$80,660
2018	$36,422	$83,080
2019	$37,515	$85,573
2020	$19,035	$88,141
2020		$89,441

Income Taxes

The Company is subject to tax filing requirements in the federal jurisdiction of the United States, and in the State of California. The Company has elected partnership treatment for federal income tax purposes. All items of income and expense are passed to the members of the Company and reported on their individual returns. The Company's federal tax filings for 2014, 2015, and 2016, will remain subject to review by the Internal Revenue Service until 2018, 2019, and 2020, respectively.

The Company's tax filings in the State of California will be subject to review by that State for three years from the original filing date.

NOTE C- NOTES PAYABLE

In 2013, the Company borrowed funds under a Small Business Administration lending program for the purpose of funding business development ("the Note"). The Note accrues simple interest at a minimum rate of 6% annually, and requires monthly payments of principal and interest. The Note is secured by the assets of the Company, and has a seven-year term.

NOTE D- LLC MEMBER LIABILITY

Barrel Harbor Brewing, LLC is a limited liability company. As such, the financial liability of members of the Company is limited to each member's contribution of capital.

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before November 8, 2017, the date that the financial statements were available to be issued.